CARDIOME

April 21, 2006

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors - Cardiome Pharma Corp. (the "Corporation")

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("**NI 51-102**"), the Corporation hereby gives notice of a change of auditors, as follows:

1. On April 21, 2006, Ernst & Young LLP ("**E & Y**") was terminated as auditor of the Corporation by a decision of the Board to propose to holders of its qualified securities that KPMG LLP ("**KPMG**") be appointed as auditor of the Corporation upon the expiry of E & Y's term of appointment;

2. The termination of E & Y and the appointment of KPMG were approved by the audit committee of the Board and the Board on April 21, 2006.

3. There were no reservations in the auditor's reports prepared by E & Y in respect of the Corporation's financial statements for the years ended December 31, 2004 and December 31, 2005 or any subsequent period.

4. There were no reportable events (as defined in NI 51-102) between the Corporation and E&Y.

CARDIOME PHARMA CORP.

Per:

Doug Janzen
President and Chief Business Officer